ROADSIDER,INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023
(Unaudited)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Roadsider, Inc.
Dublin, California

We have reviewed the accompanying financial statements of Roadsider, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023. A review primarily includes discussions with the management team and analysis of financial data. A review is substantially less in scope than an audit, the object of which is the expression of an opinion regarding the financial statement as a whole. A review does not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain material modifications that should be made to the financial statements for them to be in accordance with limited assurance as a basis for reporting whether we are aware of any accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

Without sufficient capital infusion or revenue generated from the operations, the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Nabil Andeshmand, CPAA

Nabil Andeshmand

Prestige Accounting Solutions
February 29,2024
Dublin, California

Roadsider

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (8283) - 1	24,312.40
Total Bank Accounts	**$24,312.40**
Other Current Assets	
Inventory Asset	56,410.00
Total Other Current Assets	**$56,410.00**
Total Current Assets	**$80,722.40**
Fixed Assets	
APP Development 2018	
a. Original Value	50,000.00
b. Accumulated Amortization	-45,000.00
Total APP Development 2018	**5,000.00**
APP Development 2020	
a. Original Value	24,980.00
b. Accumulated Amortization	-12,490.00
Total APP Development 2020	**12,490.00**
APP Development 2021	
a. Original Value	38,000.00
b. Accumulated Amortization	-38,000.00
Total APP Development 2021	**0.00**
Fixed Asset Computers	
a. Original Value	3,800.00
b. Accumulated Depletion	-3,800.00
Total Fixed Asset Computers	**0.00**
Total Fixed Assets	**$17,490.00**
TOTAL ASSETS	**$98,212.40**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CitiBusiness-8120	3,064.73
Total Credit Cards	**$3,064.73**
Total Current Liabilities	**$3,064.73**
Total Liabilities	**$3,064.73**
Equity	
Contributions	157,684.30
Owner's Pay & Personal Expenses	-388.32
Paid-In Capital or Surplus	100,000.00

Roadsider

Balance Sheet

As of December 31, 2023

	TOTAL
Retained Earnings	-141,198.93
Net Income	-20,949.38
Total Equity	**$95,147.67**
TOTAL LIABILITIES AND EQUITY	**$98,212.40**

Roadsider

Profit and Loss

January - December 2023

	TOTAL
Income	
Services	1,160.05
Total Income	**$1,160.05**
GROSS PROFIT	**$1,160.05**
Expenses	
Advertising & Marketing	3,737.38
Bank Charges & Fees	193.00
Business Development	3,277.53
Car & Truck	49.54
Dues & subscriptions	1,957.93
Engineering	6,818.00
Freelance	353.43
Interest Paid	109.32
Job Supplies	153.79
Legal & Professional Services	299.00
Meals & Entertainment	286.94
Office Expenses	105.00
Office Supplies & Software	2,487.98
Taxes & Licenses	150.00
Travel	1,366.50
Utilities	764.09
Total Expenses	**$22,109.43**
NET OPERATING INCOME	**$ -20,949.38**
NET INCOME	**$ -20,949.38**

Roadsider

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-20,949.38
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-31,310.00
CitiBusiness-8120	2,718.99
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-28,591.01**
Net cash provided by operating activities	**$ -49,540.39**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	0.00
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$ -49,540.39**
Cash at beginning of period	73,852.79
CASH AT END OF PERIOD	**$24,312.40**

Statement of Changes in Shareholders' Equity

	Ownership Percentage	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total Shareholder Ownership
Balance - December 31, 2023	100%	$259,896	($141,198)	$118,698
Net Income (Loss)			($20,949)	$95,148
Balance - December 31, 2022	100%	$257,296	($82,075)	$175,221
Net Income (Loss)			($59,124)	$116,097

1.   NATURE OF OPERATIONS

Roadsider,Inc., initially as Roadsider LLC, was incorporated on August 25, 2018, in the state of California. The financial statements of Roadsider, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dublin, California.

Roadsider delivers mobile first SaaS software platform to address problems in the $32 billion roadside assistance service market with end to end and on demand solutions. Roadsider technologies increase revenue, lower operating cost and improve cash flow for all our towing business customers. Roadsider ultimately improves the safety and quality of service to drivers by significantly reducing the roadside wait time.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are credit worthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flow of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company developed proprietary software for online platform and mobile apps, as well as Roadsider brand name and registered trademarks.

Income Taxes

Roadsider Inc. is a C corporation for income tax purposes. The Company currently does not have tax liabilities.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service(or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

ROADSIDER, INC.
NOTESTO FINANCIAL STATEMENTS FOR YEAR ENDED TO
DECEMBER 31, 2023

The Company's sources of revenue are:

a) Subscriptions to its online platform and mobile apps.
b) Referralfeesfrom strategic partners.
c) Service fees from auto manufacturers.
d) Licensing fee from motor clubs and insurance
   companies.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities, such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

5.   CAPITALIZATIONANDEQUITYTRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock with a par value of $0.01. As of December 31, 2023, 10,000,000 Common Stock have been issued and are outstanding.

Preferred Stock

There are no preferred stocks authorized and issued.

6.   SHARE BASED COMPENSATION

The Company has not established a Stock Option Plan yet.

7.   DEBT

The company has no debt outstanding as of December 31, 2023.

8.   INCOME TAXES

The Company does not owe Federal or State income taxes as of December 31, 2023

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023 and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (20,949)	$ (40,328)
Valuation Allowance	20,949	$ 40,328
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carry forwards of $141,198, and the Company had state net operating loss ("NOL") carry forwards of approximately $141,198. Utilization of some of the federal and state NOL carry forwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carry forwards.

The federal net operating loss carry forward is subject to an 80% limitation on taxable income, does not expire,and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   **RELATEDPARTY**

None

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are not subject to a variety of local and state regulation.

Litigation and Claims

As of the date of this report, there were no pending or threatened lawsuits involved with the Company.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period December31, 2023,which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $141,198, with shareholder equity of $95,147 and liquid assets in cash of $80,722, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise some doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could slow down its business, and less operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

ROADSIDER,INC.

FINANCIALSTATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEPENDENTACCOUNTANT'SREVIEWREPORT

To the Board of Directors
Roadsider, Inc.
Dublin, California

We have reviewed the accompanying financial statements of Roadsider, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021. A review primarily includes discussions with the management team and analysis of financial data. A review is substantially less in scope than an audit, the object of which is the expression of an opinion regarding the financial statement as a whole. A review does not express such an opinion.

Management's Responsibility for the Financial Statements

Management isresponsible for thepreparation and fair presentation of these financialstatements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

GoingConcern

Without sufficient capital infusion or revenue generated from the operations, the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Nabil Andeshmand, CPA

Nabil Andeshmand

Prestige Accounting Solutions
July25, 2023
Dublin, California

Roadsider

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (8283) - 1	73,852.79
Total Bank Accounts	**$73,852.79**
Other Current Assets	
Inventory Asset	25,100.00
Total Other Current Assets	**$25,100.00**
Total Current Assets	**$98,952.79**
Fixed Assets	
APP Development 2018	
a. Original Value	50,000.00
b. Accumulated Amortization	-45,000.00
Total APP Development 2018	**5,000.00**
APP Development 2020	
a. Original Value	24,980.00
b. Accumulated Amortization	-12,490.00
Total APP Development 2020	**12,490.00**
APP Development 2021	
a. Original Value	38,000.00
b. Accumulated Amortization	-38,000.00
Total APP Development 2021	**0.00**
Fixed Asset Computers	
a. Original Value	3,800.00
b. Accumulated Depletion	-3,800.00
Total Fixed Asset Computers	**0.00**
Total Fixed Assets	**$17,490.00**
TOTAL ASSETS	**$116,442.79**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CitiBusiness-8120	345.74
Total Credit Cards	**$345.74**
Total Current Liabilities	**$345.74**
Total Liabilities	**$345.74**
Equity	
Contributions	157,684.30
Owner's Pay & Personal Expenses	-388.32
Paid-In Capital or Surplus	100,000.00

Roadsider

Balance Sheet

As of December 31, 2022

	TOTAL
Retained Earnings	-82,075.16
Net Income	-59,123.77
Total Equity	**$116,097.05**
TOTAL LIABILITIES AND EQUITY	**$116,442.79**

Roadsider

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales of Product Income	37.37
Total Income	**$37.37**
GROSS PROFIT	**$37.37**
Expenses	
Advertising & Marketing	6,342.17
Bank Charges & Fees	351.81
Car & Truck	162.32
Car and Truck Expenses	8,218.00
Contractors	1,300.00
Dues & subscriptions	1,191.58
Interest Paid	57.41
Legal & Professional Services	1,595.00
Meals & Entertainment	1,799.60
Office Supplies & Software	2,806.69
Other Business Expenses	7,568.00
Telephone	2,450.00
Travel	4,628.93
Uniforms	1,544.00
Utilities	349.63
Total Expenses	**$40,365.14**
NET OPERATING INCOME	**$ -40,327.77**
Other Expenses	
Amortization	14,996.00
Depreciation	3,800.00
Total Other Expenses	**$18,796.00**
NET OTHER INCOME	**$ -18,796.00**
NET INCOME	**$ -59,123.77**

Roadsider

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-59,123.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-25,100.00
APP Development 2018:b. Accumulated Amortization	10,000.00
APP Development 2020:b. Accumulated Amortization	4,996.00
Fixed Asset Computers:b. Accumulated Depletion	3,800.00
CitiBusiness-8120	345.74
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-5,958.26**
Net cash provided by operating activities	**$ -65,082.03**
INVESTING ACTIVITIES	
Fixed Asset Computers:a. Original Value	-3,800.00
Net cash provided by investing activities	**$ -3,800.00**
FINANCING ACTIVITIES	
Contributions	42,227.30
Owner's Investment	350,000.00
Owner's Pay & Personal Expenses	-388.32
Paid-In Capital or Surplus	100,000.00
Shareholder Equity	-350,000.00
Net cash provided by financing activities	**$141,838.98**
NET CASH INCREASE FOR PERIOD	**$72,956.95**
Cash at beginning of period	895.84
CASH AT END OF PERIOD	**$73,852.79**

Roadsider

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (8283) - 1	895.84
Total Bank Accounts	**$895.84**
Total Current Assets	**$895.84**
Fixed Assets	
APP Development 2018	
a. Original Value	50,000.00
b. Accumulated Amortization	-35,000.00
Total APP Development 2018	**15,000.00**
APP Development 2020	
a. Original Value	24,980.00
b. Accumulated Amortization	-7,494.00
Total APP Development 2020	**17,486.00**
APP Development 2021	
a. Original Value	38,000.00
b. Accumulated Amortization	-38,000.00
Total APP Development 2021	**0.00**
Total Fixed Assets	**$32,486.00**
TOTAL ASSETS	**$33,381.84**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Contributions	115,457.00
Retained Earnings	1,075.84
Net Income	-83,151.00
Total Equity	**$33,381.84**
TOTAL LIABILITIES AND EQUITY	**$33,381.84**

Roadsider

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	180.00
Business License	980.00
Engineering	9,000.00
Legal & Professional Services	495.00
Meals & Entertainment	4,200.00
Other Business Expenses	9,900.00
Telephone	2,400.00
Travel	3,000.00
Total Expenses	**$30,155.00**
NET OPERATING INCOME	**$ -30,155.00**
Other Expenses	
Amortization	52,996.00
Total Other Expenses	**$52,996.00**
NET OTHER INCOME	**$ -52,996.00**
NET INCOME	**$ -83,151.00**

Roadsider

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-83,151.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
APP Development 2018:b. Accumulated Amortization	35,000.00
APP Development 2020:b. Accumulated Amortization	7,494.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**42,494.00**
Net cash provided by operating activities	**$ -40,657.00**
INVESTING ACTIVITIES	
APP Development 2018:a. Original Value	-50,000.00
APP Development 2020:a. Original Value	-24,980.00
APP Development 2021:a. Original Value	-38,000.00
APP Development 2021:b. Accumulated Amortization	38,000.00
Net cash provided by investing activities	**$ -74,980.00**
FINANCING ACTIVITIES	
Contributions	115,457.00
Net cash provided by financing activities	**$115,457.00**
NET CASH INCREASE FOR PERIOD	**$ -180.00**
Cash at beginning of period	1,075.84
CASH AT END OF PERIOD	**$895.84**

Statement of Changes in Members' Equity

	Ownership Percentage	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total Members Ownership
Balance - December 31, 2021	100%	$115,457	$1,076	$116,533
Net Income (Loss)			($83,151)	$33,382
Balance - December 31, 2022	100%	$257,296	($82,075)	$175,221
Net Income (Loss)			($59,124)	$116,097

ROADSIDER,INC.
NOTES TO FINANCIAL STATEMENTS FOR YEAR ENDED TO
DECEMBER 31, 2022 AND DECEMBER 31, 2021

1. NATURE OF OPERATIONS

Roadsider,Inc., initially as Roadsider LLC, was incorporated on August 25, 2018, in the state of California. The financial statements of Roadsider Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dublin, California.

Roadsider delivers mobile first SaaS software platform to address problems in the $32 billion roadside assistance service market with end to end and on demand solutions. Roadsider technologies increase revenue, lower operating cost and improve cash flow for all our towing business customers. Roadsider ultimately improves the safety and quality of service to drivers by significantly reducing the roadside wait time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are credit worthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flow of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

IntangibleAssets

The Company developed proprietary software for online platform and mobile apps, as well as Roadsider brand name and registered trademarks.

Income Taxes

Roadsider Inc. is a C corporation for income tax purposes. The Company currently does not have tax liabilities.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service(or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

ROADSIDER, INC.
NOTESTO FINANCIAL STATEMENTS FOR YEAR ENDED TO
DECEMBER 31, 2022 AND DECEMBER31, 2021

The Company's sources of revenue are:

a) Subscriptions to its online platform and mobile apps.
b) Referralfeesfrom strategic partners.
c) Service fees from auto manufacturers.
d) Licensing fee from motor clubs and insurance
companies.

Research and Development Costs
Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current
liabilities, such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable,
accounts payable, and accrued expenses approximate fair value due to the short-term nature of such
instruments.   in

or

5.   CAPITALIZATIONANDEQUITYTRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock with a par value of $0.01. As of December 31, 2022, 10,000,000 Common Stock have been issued and are outstanding.

PreferredStock

There are no preferred stocks authorized and issued.

6.   SHARE BASED COMPENSATION

The Company has not established a Stock Option Plan yet.

ROADSIDER, INC.
NOTES TO FINANCIAL STATEMENTS FOR YEAR ENDED TO
DECEMBER 31, 2022 AND DECEMBER 31, 2021

7.   DEBT

The company has no debt outstanding as of December 31, 2022.

8.   INCOME TAXES

The Company does not owe Federal or State income taxes as of December 31, 2022

ROADSIDER, INC.
NOTES TO FINANCIAL STATEMENTS FOR YEAR
ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022,and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
NetOperatingLoss	$	(40,328)	$	(30,155)
Valuation Allowance		40,328	$	30,155
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carry forwards of $83,151, and the Company had state net operating loss ("NOL") carry forwards of approximately $83,151. Utilization of some of the federal and state NOL carry forwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carry forwards.

The federal net operating loss carry forward is subject to an 80% limitation on taxable income, does not expire,and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATEDPARTY

None

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are not subject to a variety of local and state regulation.

Litigation and Claims

As of the date of this report, there were no pending or threatened lawsuits involved with the Company.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period fromDecember31, 2022, through April17, 2023,which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $83,151, with shareholder equity of $2,638,000 and liquid assets in cash of$73,853,which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise some doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could slow down its business, and less operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.